Mail Stop 3561

February 18, 2010

Ronald Teblum, Chief Executive Officer
My Catalogs Online, Inc.
6365 N.W. 6th Way, Suite 140
Fort Lauderdale, Florida 33309

      Re: **My Catalogs Online, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 21, 2010
              File No. 333-163439

Dear Mr. Teblum:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Outside Front Cover Page of the Prospectus, page 3</u>

1. We note your response to comment two of our letter dated December 31, 2009. In your revised disclosure, you state that you and your selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.20 per share, "until the securities are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices." However, because it is possible that the shares you are registering in this offering will never be quoted on the OTC Bulletin Board or listed on an exchange, please revise your disclosure here, and throughout your document, to indicate that your shares may never be quoted on the OTC Bulletin Board or listed on an exchange.

2. We have reviewed your revised disclosures provided in response to comment five of our letter dated December 31, 2009 and it appears that the total gross and net proceed amounts to be received by the company are not accurate. It appears that gross proceeds to the company should total $500,000, based on the sale of 2.5 million shares at a price of $0.20 per share, and net proceeds to the company should total

$434,500 after deducting $65,500 of offering expenses. Please revise your filing accordingly and also correct the typo in the last column of the selling shareholder line item to read "0.20."

3. We note your response to comment eight of our letter dated December 31, 2009. However, it appears that you did not include a statement regarding your doubts about your ability to continue as a going concern on your prospectus cover page. Please revise or advise.

4. Also, please move the statement in the second paragraph under the heading, "Results of Operations," regarding your ability to continue as a going concern from page 19 to the beginning of your Management's Discussion and Analysis of Financial Condition and Results of Operations section.

5. Further, please revise your disclosures on pages 6 and 19, and elsewhere throughout your document, as appropriate, regarding your auditors' going concern opinion on your financial statements to state that your auditors have expressed "substantial" doubt about your ability to continue as a going concern.

Prospectus Summary, page 5

6. We note your response to comment nine of our letter dated December 31, 2009. However, it appears that you did not revise your disclosure in response to the first two bullets of that comment. Accordingly, we re-issue the first two bullets of that comment.

Use of Proceeds, page 10

7. Your current tabular presentation appears to show the expected use of the gross offering proceeds and disregards any anticipated offering expenses. Please revise your tabular presentation to show how you intend to use the net proceeds expected to be raised in the offering. See Item 504 of Regulation S-K.

Dilution, page 11

8. We note that you consider your website development costs to be tangible assets when calculating net tangible book value. Please either revise your filing to exclude these assets from net tangible book value or tell us why you consider these assets to be tangible assets rather than intangible assets.

9. We are unable to determine how you calculated the per share amounts presented in your dilution tables. For example, assuming a pre-offering net tangible book value of ($166,785), it appears that net tangible book value per share under the 100% offering

scenario would be ($0.0137) before the offering and $0.0183 after the offering, resulting in an increase attributable to new investors of $0.0320 per share and dilution per share to new stockholders of $0.1817. Please provide revised dilution calculations in your next filing or tell us why you believe the amounts presented are appropriate. As previously requested in comment 17 of our letter dated December 31, 2009, please also round all per-share amounts presented in the dilution table to the nearest whole cent. See Item 506 of Regulation S-K.

10. We note the disclosures you provided in response to comment 18 of our letter dated December 31, 2009. Please provide a short paragraph preceding each of the dilution tables presented that discloses the anticipated post-offering net tangible book value and the number of additional shares that would be expected to be issued under each offering scenario.

11. We note the disclosures you provided in response to comment 19 of our letter dated December 31, 2009. Please revise the format of these disclosures to provide in a comparative form, for each offering scenario, the numbers and percentages of shares held and the dollar amounts and percentages of contributed capital attributable to the existing shareholders and the purchasers in this offering.

Description of Business and Property, page 13

12. We note your response to comment 21 of our letter dated December 31, 2009. However, it appears that you did not revise your disclosure regarding certain aspects of that comment. Accordingly, please address the following examples of the revisions you should make to your document:

- It appears that the number of your operational websites is inconsistent throughout your document. For example, you state in the Prospectus Summary section, the first paragraph under the heading "Company Overview" and on page 14 that you have eight operating websites that are "currently up and running." However, in the third paragraph under the heading "General" on page 13, you state that your "current websites" include only five websites. Also, it appears that your website, MyValentineCatalog.com is currently up and running as well. Please revise the disclosure throughout your document to clearly and consistently disclose your websites that are currently operational.

- In this regard, please disclose which websites are currently generating revenue and how you will continue "to optimize existing websites through growth of technology and building momentum with affiliate vendors for added commission and sponsorship programs."

- Please update the names and dates of the websites that "are expected to be rolled out during the 1st quarter of 2010." For example, it appears that MyValentineCatalog.com is currently operational and MyCallingCardscatalog.com was not operational as of February 15, 2010.

- Please continue to revise this section to discuss your business without using jargon. As examples only, and not an exhaustive list of the revisions you should make, please address the following:

  - "…unique, personalized and rich graphical user interface," page 14;
  - "…graphic rich, hover-pan-zoom user interface on the Internet," page 14;
  - "…dynamic, flip-book conversion tool," page 15;
  - "…intuitive users interfaces," page 15; and
  - "…robust, scalable and stable network of servers and routers capable of handling high internet traffic and large database driven searches," page 15.

- Please explain in greater detail your plans for implementing your GoGreen initiative, disclose any contacts or agreements you have made with other companies in this regard and describe the "excepted and endorsed means" you have "to view products and services by a simple flip page format."

- We note a blank space in the first paragraph under the heading "Keys to Success" in which you fail to include the amount of time that you have been a Microsoft BizSpark Partner. Please disclose that amount of time or tell us why it is not appropriate for you to do so.

- Please provide a source for your statement that the "industry is rapidly moving to a more intuitive online shopping experience as well as Mobile shopping." Also, please provide us with a basis for your belief that you are a "leader" in developing intuitive user interfaces.

- In the third-to-last paragraph on page 15, you state that your database and server infrastructure is outsourced to a company designed to provide these specific services. Please disclose the company providing you with these services, any agreements you have with this company, the amount this company charges you for its services and your ability to find another company to provide similar services if your current database and server infrastructure company is no longer able to provide you with these services.

- You state that you intend to use a solution from Akamai to support your rich graphic and streaming capabilities. Please disclose whether you have any agreements or negotiations with this company for its services. If not, please state.

- We note in your disclosure under the heading "Competition" that you discuss many well established companies against which you claim to compete. Given your current size and operating status it appears inappropriate for you to list these companies as your direct competitors. Please revise or advise. Also, if you choose to highlight your competitive strengths, please balance this disclosure with a discussion of your principal competitive challenges or the risks you face.

- Under the heading "Marketing Strategy," you list ten proposed channels for marketing and advertising that you intend to explore depending on the individual site being promoted. Please revise your disclosure to state whether you have initiated any contacts, plans or agreements to engage any of these channels. If not, please disclose that, although you have identified these channels as possible marketing and advertising options in the future, you have taken no steps and have no current plans or agreements to use any of these channels for marketing or advertising.

Online Demographics, page 16

13. We note your response to comment 22 of our letter dated December 31, 2009. Please remove the four paragraphs under this heading or tell us why it is not appropriate for you to do so.

Management's Discussion and Analysis of Financial Condition and Results of…, page 18

14. We note your response to comment 13 of our letter dated December 31, 2009. However, you continue to reference Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in the first paragraph of your Management's Discussion and Analysis of Financial Condition and Results of Operations section. Please delete these references because those sections do not apply to forward-looking statements made in connection with an initial public offering.

15. We note your response to comment 23 of our letter dated December 31, 2009. However, your revised disclosure does not appear to address the impact that the trends and uncertainties you identified are likely to have on your revenues, income or liquidity, nor does it discuss the quality and variability of your cash flows in such a way as to assist investors in ascertaining the likelihood that and extent to which past performance is indicative of future performance. Please revise.

Plan of Operation, page 18

16. We note your revised disclosure provided in response to comment 24 of our letter dated December 31, 2009. Please further expand your disclosure to explain how you expect to earn revenues and how you expect to develop and market your websites or provide a cross reference to other parts of your document where these items are

discussed. Your plan of operation should specifically address the anticipated costs of completing your websites.

17. We note your response to comment 25 of our letter dated December 31, 2009. In this section, you state you launched an advertising strategy during the holiday season of 2009 and that "MyChristmasCatalog.com began the branding of MyCatalogsonline.com through various media and social networking aspects." In this regard, we note that you provide five bullets describing your branding and advertising activities. Please discuss each of these activities in greater detail, including the content and date of each activity, and advise us whether these activities are consistent with past practices. Also, given that you filed your initial registration statement with us on December 2, 2009, please provide us with your analysis as to whether these branding and advertising activities constitute an offer of your securities.

18. We note your response to comment 26 of our letter dated December 31, 2009. Please disclose the names of the websites that your propose to roll-out in the next 12 months or, alternatively, provide a cross-reference to the section of the document in which this information can be found. In addition, please disclose the amount of funds you will need to accomplish the roll-out of your websites.

Liquidity and Capital Resources, page 19

19. As previously requested in comment 27 of our letter dated December 31, 2009, because your offering is being completed on a "best-efforts" basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. We note your general disclosure that you will roll-out new websites at a slower pace and/or focus your energy on refinement of existing sites if less than the full proceeds are raised. Considering your auditors have expressed substantial doubt about your ability to continue as a going concern, please provide more specific disclosures of how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and 100% offering levels. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations. Please refer to Section 607.2 of the Codification of Financial Reporting Releases.

20. Please delete the phrase "and such disclosure has been added to the registration statement" from the last sentence of the fifth paragraph of this section.

Our Management, page 20

21. We note your response to comment 34 of our letter dated December 31, 2009. However, it does not appear that you revised the biography of Mr. White or Ms.

Rosario in accordance with that comment. Accordingly, we re-issue that comment with respect to Mr. White and Ms. Rosario.

22. We note your response to comment 36 of our letter dated December 31, 2009. However, it does not appear that you deleted the third paragraph of Ms. Rosario's business description as requested. Please revise your disclosure accordingly.

Executive Compensation, page 22

23. We note your response to comment 55 of our letter dated December 31, 2009. In your revised disclosure under the heading "Item 15. Recent Sales of Unregistered Securities," you state that you issued Jerrold D. Burden 10 million shares of your common stock and you issued Ronald Teblum 2 million shares of your common stock on September 15, 2009 "for services." However, you have not disclosed these issuances to Mr. Burden and Mr. Teblum as executive compensation in this section. Please revise or advise. Also, please clarify the services provided in exchange for these shares.

Certain Relationships and Related Party Transactions, page 24

24. We note your response to comment 39 of our letter dated December 31, 2009. However, it does not appear that you have revised the registration statement as indicated in your response. Accordingly, we re-issue that comment.

Selling Stockholders, page 26

25. We note your response to comment 40 of our letter dated December 31, 2009. Please revise your disclosure to describe the nature of the relationships between you and each of Robert Weidenbaum and Dina Buonocore.

26. Please revise your disclosure to clarify, if true, that Robert Weidenbaum and Dina Buonocore have the sole voting and investment power over the shares held by CLX & Associates and Bay State Financial, respectively.

Independent Auditor's Report, page F-1

27. We note from your response to comment 46 of our letter dated December 31, 2009 that your auditors did not conduct the audit of your financial statements in accordance with Public Company Accounting Oversight Board (United States) ("PCAOB") standards because your shares were not publicly traded. Please note that PCAOB Rules and the Sarbanes-Oxley Act of 2002 require audits of "issuers" to be conducted in accordance with PCAOB standards. As noted in Section 2(a) of the Sarbanes-Oxley Act, an issuer includes a company that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (and which has not

been withdrawn). Accordingly, please ensure your auditors perform whatever
additional audit work is necessary that would enable them to state in their report that
the audit was conducted in accordance with PCAOB Standards. Also refer to
PCAOB Auditing Standard No. 1 and SEC Release 34-49707. Please also have your
auditors revise their report to read, "Report of Independent Registered Public
Accounting Firm."

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Deficit, page F-4

28. We note that the issuances of common stock reflected on your statements of cash
flows and stockholders' deficit during the period from inception through September
30, 2009 do not agree with the description of your issuances of common stock
described in "Item 15. Recent Sales of Unregistered Securities" on page II-1. Please
revise your filing accordingly or reconcile these differences for us.

Note 1 – Summary of Business Operations and Significant Accounting Policies, page F-6

29. We note your revised disclosure provided in response to comment 50 of our letter
dated December 31, 2009. Please further expand your accounting policy footnote to
provide a more descriptive policy which explains the specific criteria you will use for
determining whether to capitalize or expense website development and related
software costs, as it appears such costs may be material to your operations. See
FASB ASC 350-40 and 350-50.

Note 3 – Common Stock, page F-8

30. We reviewed your response to comment 53 of our letter dated December 31, 2009. In
order to help us better understand your response, please tell us the details of your
compensation and deferral agreements with your officers (and employees, if any).
Specifically, please tell us when you began compensating each of your officers (and
employees, if any) and their monthly rates of compensation. Further, please tell us
the amount of compensation deferred under the deferral agreements discussed in Note
2 and the period of deferral leading to the accrual of $76,000 of compensation
expense at September 30, 2009. Please tell us whether the $14,000 recorded for the
issuance of 2 million shares of common stock to an officer as an incentive to defer
salary, which you state was recorded at the value of the compensation deferred, was
in lieu of payment of such salary or if the related salary is included in the accrued
compensation discussed in Note 2. Please revise your disclosures in Notes 2 and 3 so
that your compensation arrangements with your officers (and employees, if any) are
clear to a reader of your financial statements. Also, please make similar revisions
throughout your document, as appropriate, including in your Executive Compensation

section beginning on page 22. We may have further comment after reviewing your response.

Part II – Information Not Required in Prospectus, page II-1

Signatures, page II-3

31. We note your response to comment 57 of our letter dated December 31, 2009. We re-issue that comment. Again, please note that your principal executive officer, principal financial officer, principal accounting office or comptroller, and a majority of your directors must sign the registration statement and any amendment thereto. Please revise your signature page accordingly.

Dealer Prospectus Delivery Obligation, page II-4

32. We note your response to comment 45 of our letter dated December 31, 2009. You have included the dealer prospectus delivery obligation statement on page II-4, which appears to be in Part II of your registration statement, and Part II of the registration statement is not included in the prospectus. You must include the dealer prospectus delivery obligation statement on the outside back cover of the prospectus, which is typically just before Part II of the registration statement. Please revise or advise.

Exhibit 5.1

33. We note your response to comment 58 of our letter dated December 31, 2009. However, it appears that counsel revised its opinion to refer to the Nevada laws and judicial decisions "in effect as of the date of this letter" as opposed to those in effect as of the date of effectiveness. Please have counsel revise the opinion in this manner.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, John Fieldsend, Attorney Advisor, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly L. Graus, Esq.
        Law Offices of Kimberly L. Graus, P.A.
        Via Facsimile (866-640-6858)